UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 1

THE ALPINE GROUP, INC.
(Name of Subject Company (Issuer))

THE ALPINE GROUP, INC.
(Name of Filing Person (Issuer))

Common Stock, Par Value $0.10 Per Share
(including the associated Share Purchase Rights issued under the Rights Agreement)
(Title of Class of Securities)

020 825 600
(CUSIP Number of Class of Securities)

Stewart H. Wahrsager, Esq.
The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Julie M. Allen, Esq.
Ronald Papa, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$22,750,000	$4,550

*    Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of 6,500,000 shares of common stock at the maximum tender offer price of $3.50 per share.

[X]    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,200	Filing Party: Issuer
Form or Registration No.: Schedule TO-I	Date Filed: March 1, 2006

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 1, 2006, by The Alpine Group, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 6,000,000 shares of its common stock, par value $.10 per share, including the associated rights (the “rights”) issued under the Rights Agreement between the Company and the American Stock Transfer & Trust Company, as Rights Agent, dated as of February 17, 1999, as amended, at a price not greater than $3.50 nor less than $3.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”).

The Company has extended the expiration date of the Offer (as defined in the Offer to Purchase) from midnight, New York City time, on Monday, April 3, 2006, to the new expiration date of midnight, New York City time, on Tuesday, April 18, 2006. In addition, the Company has increased the maximum number of shares that it is offering to purchase from 6,000,000 shares to 6,500,000 shares, representing approximately 36.3% of the Company’s outstanding common shares and 24.0% of the Company’s outstanding shares assuming conversion of all of the Company’s outstanding Series A preferred stock, in each case, as of April 4, 2006. A copy of the press release announcing the extension and amendment has been filed as Exhibit (a)(1)(I) to this Amendment No. 1 to Schedule TO.

The information in the Offer to Purchase and the related Letter of Transmittal as previously filed is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following additional information:

The Company has extended the expiration date of the Offer (as defined in the Offer to Purchase) from midnight, New York City time, on Monday, April 3, 2006, to the new expiration date of midnight, New York City time, on Tuesday, April 18, 2006. In addition, the Company has increased the maximum number of shares that it is offering to purchase from 6,000,000 shares to 6,500,000 shares, representing approximately 36.3% of the Company’s outstanding common shares and 24.0% of the Company’s outstanding shares assuming conversion of all of the Company’s outstanding Series A preferred stock, in each case, as of April 4, 2006.

Item 2. Subject Company Information.

Item 2(b) of the Schedule TO is hereby amended and supplemented by adding the following additional information:

The Company has increased the maximum number of shares that it is offering to purchase from 6,000,000 shares to 6,500,000 shares, representing approximately 36.3% of the Company’s outstanding common shares and 24.0% of the Company’s outstanding shares assuming conversion of all of the Company’s outstanding Series A preferred stock, in each case, as of April 4, 2006.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following additional information:

The Company has extended the expiration date of the Offer (as defined in the Offer to Purchase) from midnight, New York City time, on Monday, April 3, 2006, to the new expiration date of midnight, New York City time, on Tuesday, April 18, 2006. In addition, the Company has increased the maximum number of shares that it is offering to purchase from 6,000,000 shares to 6,500,000 shares, representing approximately 36.3% of the Company’s outstanding common shares and 24.0% of the Company’s outstanding shares assuming conversion of all of the Company’s outstanding Series A preferred stock, in each case, as of April 4, 2006.

Item 4(b) of the Schedule TO and Section 11 of the Offer to Purchase are hereby amended and supplemented by replacing all of Section 11 of the Offer to Purchase with the following:

11.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of April 4, 2006, there were 17,911,043 shares of our common stock issued and outstanding, not including 10,818,560 of our issued shares held in treasury. As of April 4, 2006, there were 12,387 shares of Series A preferred stock outstanding, convertible into an aggregate of 9,203,648 common shares. The 6,500,000 shares that we are offering to purchase hereunder represent approximately 36.3% of the total number of issued and outstanding shares of our common stock and 24.0% of our outstanding common shares assuming conversion of all outstanding Series A preferred stock.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned Assuming Conversion of Series A Preferred Stock		Fully Diluted Percent of Class	Shares Expected to be Tendered	Shares Expected to be Retained Assuming Conversion of Series A Preferred Stock	Fully Diluted Percent of Class After the Offer Assuming we Purchase 6,500,000 Shares*
Steven S. Elbaum	6,369,128	(1)	23.5%	600,000	5,769,128	28.0%

K. Mitchell Posner	1,291,084	(2)	4.7%	133,333	1,157,751	5.6%

Kenneth G. Byers, Jr.	1,070,342	(3)	3.9%	193,821	876,521	4.2%

Merriman Curhan Ford & Co. 600 California 9th Floor, San Francisco, CA 94108	832,000	(4)	3.1%	—	832,000	4.0%

Bragi F. Schut	855,904	(5)	3.2%	200,000	655,904	3.2%

John C. Jansing	856,201	(6)	3.2%	100,000	756,201	3.7%

A. Alex Porter and Paul Orlin Porter Orlin LLC 666 Fifth Avenue, New York, NY 10103	717,400	(7)	2.6%	—	717,400	3.5%

James R. Kanely	450,654	(8)	1.7%	133,773	316,881	1.5%

Stewart H. Wahrsager	363,383	(9)	1.3%	—	363,383	1.8%

Randolph Harrison	324,082	(10)	1.2%	—	324,082	1.6%

Harold M. Karp	184,871	(11)	0.7%	125,000	59,871	0.3%

Dana P. Sidur	134,219	(12)	0.5%	17,401	116,818	0.6%

David A. Owen	116,106	(13)	0.4%	36,666	79,440	0.4%

All directors and executive officers as a group	12,015,974	(14)	43.6%	1,539,994	10,475,980	49.7%

*	Includes outstanding common stock and assumes conversion of all outstanding Series A preferred stock.

Unless otherwise indicated, the address of each beneficial owner is c/o The Alpine Group, Inc., One Meadowlands Plaza, Suite 801, East Rutherford, New Jersey 07073.

(1)	Includes (i) 1,262 shares owned by Mr. Elbaum’s wife as custodian for their son, as to which shares Mr. Elbaum disclaims beneficial ownership, (ii) 5,000 shares owned by Mr. Elbaum as custodian for his daughter, as to which shares Mr. Elbaum disclaims beneficial ownership, (iii) 1,767,571 shares in Mr. Elbaum’s account under Alpine’s Deferred Stock Account Plan, which provides that such shares shall be voted by action of the Board and (iv) 3,288,560 shares representing 4,426 shares of Series A preferred stock on an as-converted basis. Does not include 223,284 shares in the accounts of certain other officers of Alpine under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares.

(2)	Includes (i) 66,666 shares issuable upon exercise of certain stock options, (ii) 113,284 shares in Mr. Posner’s account under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares and (iii) 977,801 shares representing 1,316 shares of Series A preferred stock on an as-converted basis.

(3)	Includes (i) 39,409 shares owned by Byers Engineering Company, of which Mr. Byers is the president and sole stockholder, (ii) 172,635 shares issuable upon exercise of certain stock options and (iii) 371,505 shares representing 500 shares of Series A preferred stock on an as-converted basis.

(4)	Based on a Schedule 13D filed with the SEC on December 9, 2005. Merriman Curhan Ford & Co. is a California corporation and Broker Dealer and has sole power to vote and dispose of such shares.

(5)	Includes (i) 12,350 shares owned by Mr. Schut’s wife, as to which shares Mr. Schut disclaims beneficial ownership, (ii) 32,055 shares of restricted stock and (iii) 239,249 shares representing 322 shares of Series A preferred stock on an as-converted basis.

(6)	Includes 95,619 shares of restricted stock and 460,666 shares representing 620 shares of Series A preferred stock on an as-converted basis.

(7)	Based on a Schedule 13D filed with the SEC on November 15, 2001. Messrs. Porter and Orlin, as general partners or principals of certain entities, have sole power to vote, direct the vote, dispose and direct the disposition of such shares.

(8)	Includes (i) 19,539 shares issuable upon exercise of certain stock options, (ii) 138 shares owned by Mr. Kanely’s wife, as to which shares Mr. Kanely disclaims beneficial ownership and (iii) 297,204 shares representing 400 shares of Series A preferred stock on an as-converted basis.

(9)	Includes (i) 76,500 shares issuable upon exercise of certain stock options, (ii) 40,000 shares in Mr. Wahrsager’s account under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares and (iii) 196,897 shares representing 265 shares of Series A preferred stock on an as-converted basis.

(10)	Includes 58,050 shares issuable upon exercise of certain stock options and 196,897 shares representing 265 shares of Series A preferred stock on an as-converted basis.

(11)	Includes 20,000 shares in Mr. Karp’s account under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares and 39,379 shares representing 53 shares of Series A preferred stock on an as-converted basis.

(12)	Includes (i) 50,000 shares issuable upon exercise of certain stock options, (ii) 30,000 shares in Ms. Sidur’s account under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares and (iii) 29,720 shares representing 40 shares of Series A preferred stock on an as-converted basis.

(13)	Includes 20,000 shares in Mr. Owen’s account under Alpine’s Deferred Stock Account Plan, which provides that Mr. Elbaum has the sole power to vote such shares and 59,440 shares representing 80 shares of Series A preferred stock on an as-converted basis.

(14)	Includes (i) 443,390 shares issuable upon exercise of certain stock options, (ii) 1,767,571 shares in Mr. Elbaum’s account under Alpine’s Deferred Stock Account Plan, which provides that such shares shall be voted by action of the Board, (iii) 18,750 shares as to which the officers and directors disclaim beneficial ownership and (iv) 6,157,318 shares representing 8,287 shares of Series A preferred stock on an as-converted basis.

As of April 4, 2006, our directors and executive officers as a group beneficially owned an aggregate of 5,858,656 shares and 8,287 Series A preferred shares (approximately 43.6% of the outstanding common shares assuming conversion of all outstanding Series A preferred stock). If we purchase 6,500,000 common shares pursuant to the Offer, and the directors and executive officers who intend to tender up to an aggregate of 1,539,994 shares tender all of such shares pursuant to the Offer, then after the purchase of shares pursuant to the Offer, our executive officers and directors as a group would beneficially own approximately 49.7% of the outstanding common shares assuming conversion of all outstanding Series A preferred stock.

Executive officers and directors of the Company may participate in the Offer on the same basis as our other stockholders. WE HAVE BEEN ADVISED THAT CERTAIN OF OUR EXECUTIVE OFFICERS INTEND TO TENDER UP TO AN AGGREGATE OF 1,539,994 SHARES PURSUANT TO THE OFFER.

Mr. Elbaum, our Chairman and Chief Executive Officer, beneficially owns 3,080,568 shares of common stock and 4,426 Series A preferred shares (which represent 17.2 % of the outstanding common shares as of April 4, 2006 and 23.5% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 600,000 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Elbaum would beneficially own 5,769,128 shares assuming conversion of his outstanding Series A preferred stock (which would represent 28.0% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Posner, our Executive Vice President, beneficially owns 313,283 shares of common stock and 1,316 Series A preferred shares (which represent 1.7% of the outstanding common shares as of April 4, 2006 and 4.7% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 133,333 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Posner would beneficially own 1,157,751 shares assuming conversion of his outstanding Series A preferred stock (which would represent 5.6% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Byers, our Non-Employee Director, beneficially owns 698,837 shares of common stock and 500 Series A preferred shares (which represent 3.9% of the outstanding common shares as of April 4, 2006 and 3.9% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 193,821 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Byers would beneficially own 876,521 shares assuming conversion of his outstanding Series A preferred stock (which would represent 4.2% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Schut, our Non-Employee Director, beneficially owns 616,655 shares of common stock and 322 Series A preferred shares (which represent 3.4% of the outstanding common shares as of April 4, 2006 and 3.2% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 200,000 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Schut would beneficially own 655,904 shares assuming conversion of his outstanding Series A preferred stock (which would represent 3.2% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Jansing, our Non-Employee Director, beneficially owns 395,535 shares of common stock and 620 Series A preferred shares (which represent 2.2% of the outstanding common shares as of April 4, 2006 and 3.2% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 100,000 of his shares. If all such shares are tendered, and 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Jansing would beneficially own 756,201 shares assuming conversion of his outstanding Series A preferred stock (which would represent 3.7% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Kanely, our Non-Employee Director, beneficially owns 153,450 shares of common stock and 400 Series A preferred shares (which represent 0.9% of the outstanding common shares as of April 4, 2006 and 1.7% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 133,773 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Kanely would beneficially own 316,881 shares assuming conversion of his outstanding Series A preferred stock (which would represent 1.5% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Wahrsager, our Senior Vice President, General Counsel and Corporate Secretary, beneficially owns 166,486 shares of common stock and 265 Series A preferred shares (which represent 0.9% of the outstanding common shares as of April 4, 2006 and 1.3% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent not to tender any of his shares. Assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Wahrsager would beneficially own 363,383 shares assuming conversion of his outstanding Series A preferred stock (which would represent 1.8% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Harrison, our Non-Employee Director, beneficially owns 127,185 shares of common stock and 265 Series A preferred shares (which represent 0.8% of the outstanding common shares as of April 4, 2006 and 1.2% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent not to tender any of his shares. Assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Harrison would beneficially own 324,082 shares assuming conversion of his outstanding Series A preferred stock (which would represent 1.6% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Karp, our President of Essex Electric Inc., beneficially owns 145,492 shares of common stock and 53 Series A preferred shares (which represent 0.9% of the outstanding common shares as of April 4, 2006 and 0.7% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 125,000 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Karp would beneficially own 59,871 shares assuming conversion of his outstanding Series A preferred stock (which would represent 0.3% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Ms. Sidur, our Vice President and Corporate Treasurer, beneficially owns 104,499 shares of common stock and 40 Series A preferred shares (which represent 0.6% of the outstanding common shares as of April 4, 2006 and 0.5% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 17,401 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Ms. Sidur would beneficially own 116,818 shares assuming conversion of her outstanding Series A preferred stock (which would represent 0.6% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

Mr. Owen, our Chief Financial Officer, beneficially owns 56,666 shares of common stock and 80 Series A preferred shares (which represent 0.3% of the outstanding common shares as of April 4, 2006 and 0.4% assuming conversion of all outstanding Series A preferred stock) and has indicated an intent to tender up to 36,666 shares. If all such shares are tendered, and assuming 6,500,000 shares are purchased pursuant to the Offer (without consideration of proration), Mr. Owen would beneficially own 79,440 shares assuming conversion of his outstanding Series A preferred stock (which would represent 0.4% of outstanding shares assuming conversion of all outstanding Series A preferred stock).

The number of shares that our directors and executive officers have indicated an intention to tender is based on their present intention, and each has reserved the right to tender all or any portion of the shares beneficially owned by him or her. Other than such directors and officers, we have been advised that no other executive officers or directors presently intends to tender shares.

Equity Plans

Employee Stock Purchase Plan.  The Company sponsored the Employee Stock Purchase Plan (“ESPP”) which allowed eligible employees the right to purchase common stock of the Company on a quarterly basis at the lower of 85% of the common stock’s fair market value on the last day of the preceding calendar quarter or on the last day of the current calendar quarter. There were 500,000 shares of common stock reserved under the ESPP, of which 153,053 shares, were purchased by employees during the year ended December 31, 2002. On July 16, 2002, eligible employees were notified that purchases under the ESPP were suspended indefinitely.

Long Term Equity Incentive Plans.  Alpine has two long-term equity incentive plans: the 1987 Long-Term Equity Incentive Plan (the “1987 Plan”) and the 1997 Stock Option Plan (the “1997 Plan”). No further options may be granted under the 1987 Plan. The 1997 Plan has 1,500,000 shares of common stock reserved for issuance. There were 36,767 shares of common stock available under the 1997 Plan at December 31, 2004. Participation in the 1997 Plan is generally limited to key employees and consultants of Alpine and its subsidiaries. The 1997 Plan provides for the granting of incentive and non-qualified stock options and stock appreciation rights. The options granted under the 1997 Plan vest in equal annual installments over the three year period commencing on the first anniversary date of the grant or, if earlier, upon the occurrence of a change in control of the Company and options cannot be exercised after ten years from the date of grant. Any shares issued upon exercise of these options may be either authorized and unissued common stock or common stock held in or acquired for the treasury of the Company.

Stock Compensation Plan for Non-Employee Directors.  The Company adopted the Stock Compensation Plan for Non-Employee Directors (the “Stock Plan”) in January 1999. Under the Stock Plan, each non-employee director of the Company automatically receives 50% of the annual retainer in either restricted common stock or non-qualified stock options, as elected by the director. In addition, each non-employee director may also elect to receive all or a portion of the remaining amount of the annual retainer and any meeting fees in the form of restricted stock or stock options in lieu of cash payment. Each stock option granted under the Stock Plan expires on the tenth anniversary of the date of the grant. Awards of restricted stock and stock options under the stock plan vest upon the earliest of the following to occur: (i) the third anniversary of the date of the grant; (ii) a non-employee director’s death; and (iii) a change of control of the Company. Any shares issued pursuant to the Stock Plan will be issued from the Company’s treasury stock.

Restricted Stock Plan.  Alpine also sponsors a 1984 Restricted Stock Plan under which a maximum of 600,000 shares of Alpine common stock have been reserved for issuance. Shares of restricted Common Stock vest in equal installments over a three-year period commencing with the first anniversary of grant.

Deferred Stock Account Plan.  Alpine sponsors The Alpine Group, Inc. Deferred Stock Account Plan, an unfunded deferred stock compensation plan whereby certain key management employees are permitted to (i) defer the receipt of all, or a portion of, their non-cash salary or bonus and shares issued upon stock option exercises, as defined by the plan, and (ii) reinvest deemed cash dividends allocable to Common Stock credited to a participant’s account under the plan into additional deferred Common Stock. The plan also provides for matching contributions by the Company in various percentages applied to shares of Common Stock deferred therein. The compensation expense associated with the matching contribution is amortized over the vesting period of the deferral. Shares deferred into the deferred stock plan are held in irrevocable grantor trusts. These shares and the corresponding liability are classified as components of treasury stock and additional paid-in capital, respectively, in the consolidated balance sheets.

Preferred Stock Rights Agreement

Under the Company’s Stockholder Rights Plan (“the Plan”), a preferred share purchase right (or a “right”) is attached to each share of common stock pursuant to which the holder will, in certain takeover-related circumstances, become entitled to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $75.00, subject to adjustment, with each share having substantially the rights and preferences of 100 shares of common stock. The rights will separate from the common shares after a person or entity or group of affiliated or associated persons (other than certain grandfathered persons) acquire beneficial ownership of 15% (or in the case of Steven S. Elbaum, 40%) or more of the outstanding common shares or commence a tender offer that would result in a person or group acquiring, beneficial ownership of 15% or more of the outstanding common shares. Grants of stock options and restricted stock by the Board of Directors of the Company (and its committees) to its officers will not by itself cause an officer to become an acquiring person. Also, in certain takeover-related circumstances, each right (other than those held by an acquiring person) will be exercisable for shares of common stock of the Company or stock of the acquiring person having a market value of twice the exercise price. Once certain triggering events have occurred to cause the rights to become exercisable, each right may be exchanged by the Company for one share of common stock.

The rights are redeemable at any time, prior to the time that a person becomes an acquiring person, by the Company before their expiration on February 17, 2009 at a redemption price of $0.01 per right.

Recent Securities Transactions

On February 8, 2006, we purchased 3,333 shares of our common stock at a purchase price of $2.70 per share from a former employee.

In addition, during the past 60 days, we have issued an aggregate of 4,361 shares of restricted stock and 11,203 shares of common stock upon the exercise of stock options and 1,156,120 shares of common stock upon the conversion of Series A preferred stock.

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a) of the Schedule TO and Section 9 of the Offer to Purchase are hereby amended to read in their entirety as follows:

Assuming that 6,500,000 shares are purchased in the Offer at the maximum purchase price of $3.50 per share, the aggregate purchase price will be $22,750,000. The Company will pay for the shares from cash on hand.

Item 8. Interest in Securities of the Subject Company.

Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by replacing all of Section 11 of the Offer to Purchase with the information set forth in Item 4(b) of this Amendment No. 1 to Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following additional exhibit filed herewith:

EXHIBIT	DESCRIPTION
(a)(1)(I)*	Press Release, dated April 4, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2006	THE ALPINE GROUP, INC.

By: /s/ Steven S. Elbaum
Name: Steven S. Elbaum
Title: Chairman and Chief Executive Officer

Exhibit Index

EXHIBIT	DESCRIPTION
(a)(1)(A)**	Offer to Purchase dated March 1, 2006.

(a)(1)(B)**	Letter of Transmittal.

(a)(1)(C)**	Notice of Guaranteed Delivery.

(a)(1)(D)**	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(E)**	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated March 1, 2006.

(a)(1)(F)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)**	Press Release, dated March 1, 2006.

(a)(1)(H)**	Letter to stockholders of Alpine from Steven Elbaum, Chairman and Chief Executive Officer, dated March 1, 2006.

(a)(1)(I)*	Press Release, dated April 4, 2006

(d)(1)
Rights Agreement, dated as of February 17, 1999, between Alpine and American Stock Transfer & Trust Company, as Rights Agent (incorporated herein by reference to Exhibit 4.1 to the Form 8-A of Alpine, as filed with the Commission on February 18, 1999).

(d)(2)
Amendment No. 1, dated March 10, 2003, to the Rights Agreement, dated as of February 17, 1999, between The Alpine Group, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of Alpine filed on March 11, 2003).

(d)(3)
Amended and Restated 1984 Restricted Stock Plan of Alpine (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on Form S-4 (Registration No. 33-9978)of Alpine, as filed with the Commission on October 5, 1993 (the “S-4 Registration Statement”)).

(d)(4)	Amended and Restated 1987 Long-Term Equity Incentive Plan of Alpine (incorporated herein by reference to Exhibit 10.4 to the S-4 Registration Statement).

(d)(5)	Employee Stock Purchase Plan of Alpine (incorporated herein by reference to Exhibit B to the proxy statement of Alpine dated August 22, 1997).

(d)(6)	1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(tt) to the 1997 10-K).

(d)(7)	Stock Compensation Plan for Non-Employee Directors of Alpine (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of Alpine for the quarter ended January 30, 1999).

(d)(8)	Amendment No. 1, dated as of March 15, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10 to the 1999 10-K).

(d)(9)	Amendment No. 2, dated as of April 1, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(mm)to the 1999 10-K).

(d)(10)	Amendment No. 3, dated as of May 14, 1999, to The Alpine Group, Inc. 1997 Stock Option Plan (incorporated herein by reference to Exhibit 10(nn)to the 1999 10-K).

(d)(11)
The Alpine Group, Inc. Deferred Stock Account Plan (incorporated herein by reference to Exhibit 10(ss) to the Annual Report on Form 10-K of the Company for the year ended December 31, 2000 (the “2000 10-K”).

(d)(12)
Amendment Number One to The Alpine Group, Inc. Senior Executive Retirement Plan (Amended and Restated as of January 1, 2001) (incorporated herein by reference to Exhibit 10(ggg) to the Annual Report on Form 10-K of Alpine for the year ended December 31, 2001 (the “2001 10-K”)).

(d)(13)
Form of subscription agreement entered into on June 23, 2003 by certain officers and directors of Alpine in connection with the private placement of the Series A Preferred Stock (incorporated herein by reference to Exhibit d-1 of the Schedule TO, dated June 23, 2003).

(d)(14)
Amendment Number One to The Alpine Group, Inc. Stock Compensation Plan for Non-Employee Directors, dated July 1, 2004 (incorporated herein by reference to Exhibit 10(jj) to the Quarterly Report on Form 10-Q of Alpine for the period ended September 30, 2004 (the “September 30, 2004 10-Q”).

(d)(15)	Amendment Number One to The Alpine Group, Inc. Deferred Stock Account Plan, dated July 30, 2004 (incorporated herein by reference to Exhibit 10(kk) to the September 30, 2004 10-Q).

*	Filed herewith.
**	Previously filed.